SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 6-B)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                   369385 20 8
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 1998
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only).
         Ronald A. Duncan
         ###-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions).
         (a) X
         (b)

(3)      SEC Use Only.

(4)      Source of Funds (See Instructions)
         OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         None

(6)      Citizenship or Place of Organization.
         United States of America.

Number of Shares
Beneficially Owned     (7)     Sole Voting Power          None
by Each Reporting
Person With: (1)       (8)     Shared Voting Power        11,479,178 (2),(3),(6)

                       (9)     Sole Dispositive Power     None

                       (10)    Shared Dispositive Power   459,995 (4)


-------------------
     1 As of October, 30, 1998 ("Record Date").

     2 All of these shares are subject to the Voting Agreement as described in Items 4 and 6 of this Statement. Does not include shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan as described in Item 5 of this Statement.

     3 Each share of Class B common stock entitles the holder to ten votes in a matter submitted to the shareholders for a vote.

     4 Includes shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan, and shares subject to the Security Agreements, both as described in Item 5 of this Statement.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 2

(11) Aggregate Amount Beneficially Owned by Each Reporting Person. 11,807,925 (4),(5),(6)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
         N/A

(13)     Percent of Class Represented by Amount in Row (11).
         23.8% (4),(5),(6),(7)

(14)     Type of Reporting Person (See Instructions).
         IN



Item 1.  Security and Issuer.

         This amendment no. 6-B to Schedule 13D ("Statement") relates to the Class B common stock ("Class B Common Stock") of General Communication, Inc. ("Company"). The Company has also issued Class A Common Stock ("Class A Common Stock") The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.


Item 2.  Identity and Background.

         This Statement is filed by and on behalf of Ronald A. Duncan, amends Mr. Duncan's currently effective Schedule 13D on his ownership of Company Class B Common Stock, and incorporates by reference all previous amendments and filings of that presently effective Schedule 13D.

         (a)      Name:  Ronald A. Duncan.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c) Present principal occupation: President and Chief Executive Officer, General Communication, Inc. 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.


-------------------
     5 Includes shares gifted by Mr. Duncan to a trust as described in Item 5 of this Statement.

     6 Includes 861,462 shares of Class A Common Stock and 453,751 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest and includes 10,163,965 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.

     7 A percentage of the combination of Class A and Class B shares outstanding.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 3

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.

         (f)      Citizenship:  United States of America.

         On March 31, 1998 ("Event Date"), Mr. Duncan paid off the $500,000 loan from the Company ("Duncan Loan") and accrued interest on it in the amount of $171,929, in return for which the Company canceled the corresponding outstanding Promissory Note and Pledge Agreement. Under the Pledge Agreement, Mr. Duncan had pledged a total of 2,957 shares of Company Class A and 220,043 shares of Company Class B Common Stock ("Pledged Stock").

         As of the Event Date, Mr. Duncan remained a party to the voting agreement dated October 31, 1996 which was later amended effective December 5, 1997 ("Voting Agreement"). That amendment to the agreement, adopted by the parties to it ("Voting Group") documented the earlier removal of two parties to the agreement, i.e., TCI GCI, Inc. ("TCI") as disclosed in the previous amendment to Mr. Duncan's Schedule 13D, (Amendment No. 5-B) and Prime II Management, L.P., a Delaware limited partnership ("Prime Management"). The amendment also requires the remaining parties to vote for one nominee to the Company's board of directors ("Board") proposed by Prime Management. That is, through that amendment, the parties agreed to allow Prime Management to recommend one nominee to the Board for so long as the Prime Management Agreement is in full force and effect and to vote for that nominee notwithstanding Prime Management's no longer being a party to the agreement. The Prime Management Agreement was entered into between the Company and Prime Management to manage certain cable television systems acquired by the Company in October 1996. The Prime Management Agreement has a term of nine years, but either party may terminate the agreement in its discretion after October 31, 1998.

         Prior to the amendment to the Voting Agreement, Prime Management had acted as the agent for a number of shareholders of the Company as described in the previous amendment to Mr. Duncan's Schedule 13D (Amendment No. 5-B). As of the Event Date, the members of the Voting Group were as follows: (1) Mr. Duncan;
(2) Robert M. Walp; and (3) MCI Telecommunications Corporation. On September 14, 1998 MCI Communications Corporation, the parent of MCI Telecommunications Corporation, was acquired by Worldcom, Inc. with the surviving entity named MCI Worldcom, Inc. ("MCI").

         The Voting Agreement governs the voting of the Class B Common Stock and the Class A Common Stock owned by members of the Voting Group. The Class B Common Stock, a portion of which is owned by certain members of the Voting Group, is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock and as a result of the Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class B Common Stock.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 4

         Notwithstanding the foregoing, Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class B Common Stock in which he has a pecuniary interest. Mr. Duncan has a pecuniary interest in shares of Class A Common Stock. See Item 5 of this Statement for the discussion of the Class B Common Stock owned by Mr. Duncan.


Item 3.  Source and Amount of Funds or Other Considerations.

         The funds used to pay off the Duncan Loan and release the Pledged Stock from the pledge under the Pledge Agreement were obtained by Mr. Duncan through his margin account at Paine Webber. The Pledged Stock released by the Company was then used to secure that margin account loan. A portion of that Pledged Stock (220,043 shares of Class B common stock) was later released as collateral on that margin account and pledged in conjunction with a later unrelated personal loan ("Pledged Class B Shares"). That loan is further described in Item 5(b).

         No personal funds were expended by Mr. Duncan to accomplish the amendment of the Voting Agreement.


Item 4.  Purpose of Transaction.

         The Duncan Loan was paid off to release the Pledged Stock from the pledge under the Pledge Agreement. The Voting Agreement was amended to document the removal of TCI and Prime Management as parties to that agreement and to document the promise of the remaining parties to vote for one nominee to the Board proposed by Prime Management during the time period specified in the amendment.


         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board;



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 5

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) As a result of the Voting Agreement and pursuant to Rule 13d-5, each of the parties to the Voting Agreement may be deemed to be a member of a "group," and thereby beneficially own all of the shares owned by all other parties to the Voting Agreement. As of the Record Date, the parties to the Voting Agreement beneficially own directly 11,848,562 shares of Company common stock, or approximately 23.8% of the outstanding Company Common Stock, 2,047,485 shares of which are Class B Common Stock held by certain of the parties of the Voting Agreement and issuable as and upon conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr. Duncan only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those Class B Common Stock and Class A Common Stock in which Mr. Duncan has a pecuniary interest as described in this Statement.

         The aggregate number and percentage of securities (Class B Common Stock) beneficially owned by Mr. Duncan as of the Record Date were 468,237 shares and 11.5%, respectively.


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 6

These securities consisted of the following: (1) 453,751 shares which are subject to the Voting Agreement; (2) 6,244 shares held for the benefit of Mr. Duncan by virtue of his participation in the Company's Qualified Employee Stock Purchase Plan ("Stock Purchase Plan"); and (3) 8,242 shares held by the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan's spouse Dani Bowman and the beneficiary of the trust, and Mr. Duncan has a reversionary interest in those shares. Mr. Duncan is not a trustee or other officer, employee, or agent of the trust nor does he exercise any voting, investment, or dispositive powers over the investments of the Amanda Miller Trust, other than should all beneficiaries die before Ms. Miller reaches age 21, the property of the trust reverts to Mr. Duncan. These aggregate shares do not include shares held by Ms. Bowman, individually, to which shares Mr. Duncan disavows any interest and do not include the shareholdings of other members of the Voting Group to which Mr. Duncan disavows any pecuniary interest.

         To the best knowledge and belief of Mr. Duncan, the aggregate number and percentage of securities (Class B Common Stock) beneficially owned by other Parties (as defined in Item 2 of this Statement) to the Voting Agreement were, as of the Record Date as follows: (1) Mr. Walp - 303,457 shares (not including total holdings of 373,845 shares of Class A Common Stock in which he has a pecuniary interest) and 7.5%; and (2) MCI - 1,275,791 shares (not including holdings of 8,251,509 shares of Class A Common Stock in which MCI has a pecuniary interest) and 31.4%.

         (b) The number of shares of Class B Common Stock as to which the following apply to Mr. Duncan are as follows (not including 1,175,723 shares of Class A Common Stock as to which Mr. Duncan has a pecuniary interest): (1) sole power to vote or to direct the vote -- none (and none of Class A Common Stock as to which Mr. Duncan has a pecuniary interest); (2) shared power to vote or to direct the vote -- 468,237 shares; (3) sole power to dispose or to direct the disposition -- none; and (4) shared power to dispose or to direct the disposition -- 459,995 shares.

         Mr. Duncan shares the power to vote the securities identified previously in this Item 5 with two other persons, pursuant to the Voting Agreement described in Items 2, 4 and 6 of this Statement, as follows: (1) Mr. Walp; and (2) MCI.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 6,244 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; (2) 233,708 shares issued pursuant to certain warrants, all of which shares are subject to a security agreement ("Security Agreement"); and (3) all of the Pledged Class B Shares, i.e., 220,043 shares of Class B common stock.

         The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. Under the Security Agreement, Mr. Duncan shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation, the former parent company of the Company ("WSMC"). The business address for WSMC is 5619 DTC Parkway, Englewood, Colorado 80111. In September, 1998, the Pledged Class B Shares were pledged to a guarantor on an unsecured loan made to Mr. Duncan by a bank. The purpose of that loan was for the personal


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 7
requirements of Mr. Duncan and unrelated to acquiring, holding, trading or voting stock or other securities of the Company. The guarantor on the unsecured loan shares the power of disposing of the Pledged Class B Shares with Mr. Duncan and is Donne F. Fisher of Fisher Capital, 9781 Meridian Boulevard, Suite 200, Englewood, Colorado 80112. Mr. Fisher is a United States citizen and has served as a director of the Company since 1980. He has acted as a consultant to TCI since January 1996 and as a director of TCI since 1980. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan), nor the guarantor on the loan involving the Pledged Class B Shares (to the best information and believe of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law. The Amanda Miller Trust is described in Item 4 of this Statement.

         (c) None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e) N/A.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         None,  other than as described in previous  amendments to Mr.  Duncan's
Schedule 13D and as qualified in this Item 6.

         As described in Item 2 of this Statement, the Voting Group entered into the Voting Agreement on October 31, 1996 (subsequently amended as of December 5,
1997) whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the Voting Agreement for certain nominees to the board of directors of the Company and on other such matters as further described in amendment 4-B to Mr. Duncan's Schedule 13D, except that TCI and Prime Management no longer have voting rights under the Voting Agreement.


Item 7.  Material to be Filed as Exhibits.

         None.


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 8

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.


Date

November 20, 1998.


Name/Title



/s/
RONALD A. DUNCAN
President and Chief Executive Officer
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/6                                  PAGE 9